First Potomac Realty Trust

(GOV NEW OPPTY REIT, as successor by merger to First Potomac Realty Trust)

7600 Wisconsin Avenue, 11th Floor

Bethesda, Maryland 20814

(301) 986-9200

October 2, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             First Potomac Realty Trust (the “Company”)

Registration Statement on Form S-3

File No. 333-210690

Ladies and Gentlemen:

This letter constitutes an application pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”) for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-210690), that was originally filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2016, registering $500,000,000 aggregate amount of the Company’s common shares, preferred shares, warrants, rights and units (the “Registration Statement”). The Registration Statement became effective upon filing with the Commission pursuant to Rule 415 under the Securities Act.

On October 2, 2017, the Company completed the merger transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 27, 2017, by and among Government Properties Income Trust (“GOV”), a Maryland REIT, two of GOV’s wholly owned subsidiaries, GOV NEW OPPTY REIT, a Maryland REIT (“REIT Merger Sub”), and GOV NEW OPPTY LP, a Delaware limited partnership (“Partnership Merger Sub”), the Company, and its operating partnership and majority owned subsidiary, First Potomac Realty Investment Limited Partnership, a Delaware limited partnership (“FPO LP”).  Pursuant to the Merger Agreement: (i) upon effectiveness of the Partnership Merger, Partnership Merger Sub merged with and into FPO LP, with FPO LP as the surviving entity under the name GOV NEW OPPTY LP (the “Partnership Merger”); and (ii) immediately following the effective time of the Partnership Merger the REIT merger was completed, and upon effectiveness of the REIT Merger, FPO merged with and into REIT Merger Sub, with REIT Merger Sub as the surviving entity under the name GOV NEW OPPTY REIT (the “REIT Merger”, and, together with the Partnership Merger, the “Mergers”).

GOV NEW OPPTY REIT, as successor by merger to the Company, is requesting to withdraw the Registration Statement because, as a result of the Mergers, any and all offerings of securities registered pursuant to the Registrant’s existing registration statements, including the Registration Statement, have terminated. No securities have been sold or exchanged or will be sold or exchanged pursuant to the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

October 2, 2017

Thank you for your assistance with this request. Please call me at (617) 796-8327 if you have any questions or require additional information.

Sincerely,

GOV NEW OPPTY REIT
(as successor by merger to First Potomac Realty Trust)

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Chief Financial Officer and Treasurer